February 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman Kate Tillan Jason L. Drory Chris Edwards

Re:	Pharvaris B.V. Registration Statement on Form F-1 (File No. 333-252157) Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form F-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Pharvaris B.V.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on February 4, 2021 at 2:00 p.m. E.S.T., or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representatives of the underwriters, we have distributed approximately 2,449 copies of the preliminary prospectus, dated February 1, 2021, through the date hereof.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC. SVB LEERINK LLC As representatives of the Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos
Title: Managing Director

[Signature Page to UW Acceleration Request]